EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2011 Results

TORONTO, Oct. 7, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2011. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The net income for the three months ended August 31, 2011 was $1.1 million, or $0.05 per diluted common share, compared with a loss of $2.1 million, or $0.19 per common share for the three month period ended August 31, 2010. The loss for the nine months ended August 31, 2011 was $3.6 million, or $0.24 per common share, compared with a loss of $3.9 million, or $0.35 per common share for the nine months ended August 31, 2010. The net income during the third quarter of 2011, when compared to the loss in the third quarter of 2010, can be attributed to the fair value adjustment of the derivative liability, as described below, and revenue from the amendment of the existing development and commercialization agreement between the Company and Par Pharmaceutical, Inc. to include additional strengths of Focalin XR® generic products. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par and will continue to receive a share of profits from any future sales of our generic versions of Focalin XR®. Revenue of $0.5 million was recognized from the $0.6 million cash payment received mainly related to a developed generic product. The fair value adjustment of the derivative liability for the three months ended August 31, 2011 was $2.5 million versus nil in the comparable period. This adjustment relates to the issuance of warrants from the February 2011 private placement financing.

Loss from operations for the three months ended August 31, 2011 was $1.4 million compared with loss from operations of $2.1 million for the three months ended August 31, 2010. Research and development expenditures for the three months ended August 31, 2011 decreased to $1.2 million, compared to $1.5 million for the comparative period, primarily due to higher stock option expenses for performance-based options that were issued in the prior period; the options related to research and development activities that lead to an Abbreviated New Drug Application ("ANDA") being filed. After adjusting for stock options expenses, research and development expenditures for the three months ended August 31, 2011 increased $0.2 million due to additional development activities. Selling, general and administrative expenses for the three months ended August 31, 2011 increased to $0.6 million versus $0.5 million in the comparative period.

At August 31, 2011, Intellipharmaceutics' cash totaled $7.1 million, compared with $8.5 million at May 31, 2011. The decrease in cash and cash equivalents during the three months ended August 31, 2011 is mainly a result of cash used in operating activities related to research and development activities.

Intellipharmaceutics anticipates that its burn rate, namely its cash flows used in operating activities, will be approximately $1.8 million during the remainder of fiscal 2011. Depending on the progress of ongoing partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan.

Corporate Update

  On June 21, 2011, Intellipharmaceutics announced that the Company and Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., have settled the patent infringement litigation in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended-release) capsules. Under the terms and conditions of the Settlement Agreement, Intellipharmaceutics has been granted a non-exclusive license to the patents in suit that will permit Intellipharmaceutics to launch a generic of Effexor XR® in the United States following U.S. Food and Drug Administration ("FDA") approval of this product. There can be no assurance that such approval will be granted. Sales of Effexor XR® and generic versions of Effexor XR® in the U.S. were approximately $2.6 billion for the 12 months ending August 2011.

  On August 18, 2011, Intellipharmaceutics announced that additional strengths of generic Focalin XR® were added to the existing development and commercialization agreement between the Company and Par Pharmaceutical Inc., which applied to the development and commercialization of the 5, 10, 15 and 20mg strengths of generic Focalin XR®. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par and will continue to receive a share of profits from any future sales of our generic versions of Focalin XR®. According to Wolters Kluwer Health, U.S. sales of Focalin XR® were approximately $553 million for the 12 months ending August 2011.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including five ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the three and nine month periods ended August 31, 2011, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31	November 30
	2011	2010
	$	$

Assets
Current
Cash	7,053,644	789,136
Accounts receivable	6,290	1,619
Investment tax credits	638,740	1,184,345
Prepaid expenses, sundry and other assets	265,400	142,379
	7,964,074	2,117,479

Deferred offering cost	--	224,673
Property and equipment, net	1,061,702	925,554
	9,025,776	3,267,706

Liabilities
Current
Accounts payable	713,137	612,957
Accrued liabilities	275,373	321,030
Employee cost payable	629,106	575,625
Current portion of capital lease obligations	1,024	13,230
Due to related parties	1,422,102	1,635,842
Deferred revenue	107,091	8,905
	3,147,833	3,167,589

Warrant liability	8,290,747	7,161
	11,438,580	3,174,750

Shareholders' (deficiency) equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,908,444 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,465,837	19,369,005
Accumulated other comprehensive loss	(363,105)	(225,476)
Deficit	(22,662,688)	(19,067,542)
	(2,412,804)	92,956
Contingencies
	9,025,776	3,267,706

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)

(Stated in U.S. dollars)
	Three Months ended		Nine Months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	$	$	$	$

Revenue
Research and development	501,814	--	501,814	1,452,221

Expenses
Research and development	1,237,291	1,483,128	3,861,206	3,357,554
Selling, general and administrative	566,423	526,644	2,009,856	1,913,301
Depreciation	61,332	62,531	165,677	178,414
	1,865,046	2,072,303	6,036,739	5,449,269

Loss from operations	(1,363,232)	(2,072,303)	(5,534,925)	(3,997,048)
Fair value adjustment of derivative liabilty	2,536,680	32,376	4,137,626	164,397
Financing expense	--	--	(2,357,732)	--
Net foreign exchange (loss) gain	(71,068)	(51,413)	184,451	23,542
Interest income	15,200	1,938	40,798	25,672
Interest expense	(20,449)	(24,060)	(65,364)	(74,025)
Net income (loss)	1,097,131	(2,113,462)	(3,595,146)	(3,857,462)
Other comprehensive income (loss)
Foreign exchange translation adjustment	45,306	28,588	(137,629)	65,841
Comprehensive income (loss)	1,142,437	(2,084,874)	(3,732,775)	(3,791,621)

Income (loss) per common share
Basic	0.07	(0.19)	(0.24)	(0.35)
Diluted	0.05	(0.19)	(0.24)	(0.35)

Weighted average number of common
shares outstanding
Basic	15,906,954	10,907,057	14,690,454	10,907,057
Diluted	23,913,466	10,907,057	14,690,454	10,907,057

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	$	$	$	$

Net income (loss)	1,097,131	(2,113,462)	(3,595,146)	(3,857,462)
Items not affecting cash
Depreciation	61,332	62,531	165,677	178,414
Stock-based compensation	72,907	456,632	685,570	904,213
Interest accrual	20,368	23,369	65,140	71,198
Fair value adjustment of derivative liability	(2,536,680)	(32,376)	(4,137,627)	(164,397)
Financing expense	--	--	884,587	--
Unrealized foreign exchange (gain) loss	(132,472)	29,336	113,414	173,675
Change in non-cash operating assets & liabilities
Accounts receivable	(4,440)	(153)	(4,547)	2,896
Investment tax credits	137,089	11,296	603,113	741,490
Prepaid expenses, sundry and other assets	23,859	(23,915)	(120,075)	25,967
Accounts payable and accrued liabilities	(129,976)	(72,591)	62,951	(1,268,697)
Deferred revenue	98,186	--	98,186	(1,440,421)
Cash flows used in operating activities	(1,292,696)	(1,659,333)	(5,178,757)	(4,633,124)

Financing activities
Payments due to related parties	--	--	(351,229)	(860,104)
Repayment of capital lease obligations	(2,884)	(9,557)	(12,852)	(27,448)
Issuance of common shares on exercise of stock options	--	--	90,818	--
Proceeds from issuance of shares and warrants, gross	--	--	12,000,000	--
Cash flows (used in) from financing activities	(2,884)	(9,557)	11,726,737	(887,552)

Investing activity
Purchase of property and equipment	(124,542)	(1,774)	(302,045)	(118,389)
Cash flows used in investing activities	(124,542)	(1,774)	(302,045)	(118,389)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(4,504)	(42,712)	18,573	(20,023)

(Decrease) increase in cash	(1,424,626)	(1,713,376)	6,264,508	(5,659,088)
Cash and cash equivalents, beginning of period	8,478,270	4,068,780	789,136	8,014,492

Cash, end of period	7,053,644	2,355,404	7,053,644	2,355,404

Supplemental cash flow information
Interest paid	--	--	113,940	105,903
Taxes paid	--	--	--	--
CONTACT: Intellipharmaceutics International Inc.
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com